SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM
The GAAP financial statements in this Form 6-K of On Track Innovations Ltd. are incorporated by reference into the  Form F-3  registration numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320 and 333-153667 and Form S-8 registration numbers  333-128106, 333-140786, 333-149034 and 333-149575 of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By /s/ Oded Bashan Oded Bashan Chief Executive Officer and Chairman

Date: November 15, 2010

Press Release

OTI Turnaround Continues as Planned. Company Reports Strong First Nine
 Months 2010 Financial Results with Third Consecutive Quarter of Non-GAAP
 Operating Profit

●    Revenues Increased by 91% from $22.8 Million to $43.6 Million
●    Non GAAP Operating Profit of $4.6 Million
●    Gross Margin Increased to 54%

Iselin, NJ – November 15, 2010 – On Track Innovations Ltd. (OTI) (Nasdaq GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced that as previously forecasted, its planned turnaround is proceeding apace, with results of operations, revenues and gross margins all increasing substantially during the nine months ended September 30, 2010 while maintaining the same level of operating expenses.  The following are various financial figures that compare the first nine months of 2010 to 2009.

•	Total revenues of $43.6 million, a 91% increase compared to $22.8 million last year.

•	Revenues from Licensing and Transaction Fees of $2.8 million, a 49% increase compared to $1.9 million last year.

•	Gross margin increased to 54% vs. 50% last year.

•	Non-GAAP operating expenses of $19.0 million, a 9% increase compared to $17.4 million last year. GAAP operating expenses of $22.2 million, a 6% increase compared to $21.0 million last year.

•
Non-GAAP operating profit of $4.6 million, compared to non-GAAP operating loss of $6.0 million last year. GAAP operating profit of $1.4 million, compared to GAAP operating loss of $9.6 million last year.

•	Strong balance sheet with cash, cash equivalents and short-term investments of $26.7 million as of September 30, 2010.

Oded Bashan, Chairman and CEO of OTI, said: “We are proud to report another successful quarter with improved results and solid profitability. The financial results for the first nine months reflect our continuing commitment to, and our successful implementation of, our planned turnaround , and we therefore maintain the previously provided revenue guidance for 2010. Our results reflect OTI’s unique story - that of a strong technology company with high growth potential, a proven track record and strong fundamentals.”

Mr. Bashan continued: “Our track record of successful execution of large scale projects has built additional credibility for the company. We are working diligently to leverage this success by expanding our relationships with existing customers and creating opportunities in strategic markets with new clients.  Through the introduction of new products, establishment of strategic channel partnerships and expansion into new territories, we hope to further strengthen our pipeline of opportunities and establish new streams of revenues for the next two to three years.”

Discontinued Operations
During the fourth calendar quarter of 2009, the Company signed an agreement for the sale of the assets of OTI’s subsidiary Millennium Card's Technology Ltd ("MCT") including the machinery and inlay production IP of OTI to SMARTRAC NV. Results for the discontinued operations have been separated and are presented separately for both 2009 and 2010 financial statements. We expect to complete the closing procedures for MCT and be able to cease having to include the results of these discontinued operations in our financial statements for periods after December 31, 2010.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of operating expenses, operating income, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges related to employees and non employees in accordance with the requirements of Accounting Standards Codification (“ASC”) Topic 718 (originally issued as SFAS No. 123(R)) and ASC Subtopic 505-50 - Equity-Based Payments to Non-Employees (formerly EITF 96-18); amortization of intangible assets; and results from discontinued operations. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for November 15, 2010, at 9:30 AM ET to discuss operating results and future outlook. To participate, call:

1-888-668-9141 (U.S. toll free), 1-800-227-297 (Israel toll free). To listen to the Web cast, use the following link: http://www.otiglobal.com/Investors_Introduction

For those unable to participate, the teleconference will be available for replay until midnight November 22nd, by calling U.S 1-877-456-0009 on the web at: http://www.otiglobal.com/Investors_Introduction

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Vice President of Corporate Relations	MS-IR LLC
201 944 5200 ext. 111	917-607-8654
galit@otiglobal.com	msegal@ms-ir.com

# # #
(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, products, plans, future results of operations or current expectations. For example, we are using forward looking statements when we discuss the company’s turnaround plan, potential, opportunities, expansion, pipeline, revenue guidance and regarding our expectation to be able to cease having to include the results of this discontinued operation at the end of 2010. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards, market acceptance of new and existing products and our ability to execute production on orders, as well as other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2009 and in subsequent filings with the Securities and Exchange Commission.   Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved.  Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	September 30 2010	December 31 2009
	(Unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	$18,695	$26,884
Short-term investments	8,017	5,086
Trade receivables (net of allowance for doubtful accounts of $2,641 and $2,777 as of September 30, 2010 and December 31, 2009, respectively)	5,983	6,595
Other receivables and prepaid expenses	2,408	2,478
Inventories	7,732	6,265

Total current assets	42,835	47,308

Severance pay deposits fund	1,185	1,112

Property, plant and equipment, net	15,217	14,366

Intangible assets, net	1,088	1,532

Assets related to discontinued operation and held for sale	2,791	12,358

Total Assets	$63,116	$76,676

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	September 30	December 31
	2010	2009
	(Unaudited)	(Audited)
Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities of long-term bank loans	$7,078	$6,255
Trade payables	7,021	9,649
Other current liabilities	9,563	16,174
Total current liabilities	23,662	32,078

Long-Term Liabilities
Long-term loans, net of current maturities	5,364	2,642
Accrued severance pay	3,563	3,373
Deferred tax liability	93	120
Total long-term liabilities	9,020	6,135

Total Liabilities	32,682	38,213

Liabilities related to discontinued operation	694	8,495

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of September 30, 2010 and December 31, 2009;
issued and outstanding 25,047,644 and 23,946,316 shares
as of September 30, 2010 and December 31, 2009, respectively	601	571
Additional paid-in capital	190,240	187,473
Accumulated other comprehensive income (loss)	571	570
Treasury shares at cost – 494,205 and 0 shares as of September 30, 2010
and December 31, 2009, respectively	(997)	-
Accumulated deficit	(160,592)	(158,623)
Shareholder’s equity	29,823	29,991
Noncontrolling interest	(83)	(23)

Total Equity	29,740	29,968

Total Liabilities and Shareholders’ Equity	$63,116	$76,676

ON TRACK INNOVATIONS LTD.
GAAP CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Nine months ended September 30		Three months ended September 30
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales	$40,786	$20,961	$14,785	$7,192
Licensing and transaction fees	2,798	1,874	999	674
Total revenues	43,584	22,835	15,784	7,866

Cost of revenues
Cost of sales	20,016	11,507	7,351	4,199
Total cost of revenues	20,016	11,507	7,351	4,199

Gross profit	23,568	11,328	8,433	3,667
Operating expenses
Research and development	6,179	5,935	2,162	1,899
Selling and marketing	9,516	8,020	2,859	2,499
General and administrative	6,036	6,255	1,889	2,606
Amortization of intangible assets	431	766	144	251

Total operating expenses	22,162	20,976	7,054	7,255

Operating profit (loss)	1,406	(9,648)	1,379	(3,588)
Financial expense, net	(817)	(741)	(242)	(373)

Profit (loss) before taxes on income	589	(10,389)	1,137	(3,961)
Taxes on income	(165)	(35)	(10)	(77)

Net profit (loss) from continuing operations	424	(10,424)	1,127	(4,038)
Net loss from discontinued operations	(2,457)	(3,671)	(536)	(1,159)

Net profit (loss)	(2,033)	(14,095)	591	(5,197)
Net loss (profit) attributable to noncontrolling interest	64	133	17	(8)
Net profit (loss) attributable to shareholders	$(1,969)	$(13,962)	$608	$(5,205)

Basic and diluted net profit (loss) attributable to shareholders per ordinary share
From continuing operations	$0.02	$(0.47)	$0.04	$(0.18)
From discontinued operations	$(0.10)	$(0.16)	$(0.02)	$(0.05)
	$(0.08)	$(0.63)	$0.02	$(0.23)
Weighted average number of ordinary shares used in computing basic net profit (loss) per ordinary share	24,441,691	22,331,068	24,703,957	22,939,063
Weighted average number of ordinary shares used in computing diluted net profit (loss) per ordinary share	26,725,145	22,331,068	26,925,411	22,939,063

ON TRACK INNOVATIONS LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENT
The following tables reflect selected On Track Innovations Ltd, non-GAAP results reconciled to GAAP results:
(In thousands, except share and per share data)

	Nine months ended September 30		Three months ended September 30
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

OPERATING EXPENSES
GAAP operating expenses	$22,162	$20,976	$7,054	$7,255
Less:
Stock based compensation expenses	(2,734)	(2,847)	(867)	(887)
Amortization of intangible assets	(431)	(766)	(144)	(251)

Non GAAP Operating expenses	$18,997	$17,363	$6,043	$6,117

OPERATING PROFIT (LOSS)
GAAP Operating profit (loss)	$1,406	$(9,648)	$1,379	$(3,588)
Plus:
Stock based compensation expenses	2,754	2,886	876	898
Amortization of intangible assets	431	766	144	251

Non GAAP Operating profit (loss)	$4,591	$(5,996)	$2,399	$(2,439)

NET PROFIT (LOSS) ATTRIBUTABLE TO SHAREHOLDERS
GAAP Net profit (loss) attributable to shareholders	$(1,969)	$(13,962)	$608	$(5,205)
Plus:
Stock based compensation expenses	2,754	2,886	876	898
Amortization of intangible assets	431	766	144	251
Net loss from discontinued operations	2,457	3,671	536	1,159

Non GAAP net profit (loss) attributable to shareholders	$3,673	$(6,639)	$2,164	$(2,897)

BASIC NET PROFIT (LOSS) ATTRIBUTABLE TO SHAREHOLDERS PER ORDINARY SHARE
GAAP Basic net profit (loss) attributable to shareholders per ordinary share	$(0.08)	$(0.63)	$0.02	$(0.23)
Plus:
Stock based compensation expenses	0.11	0.13	0.04	0.04
Amortization of intangible assets	0.02	0.04	0.01	0.01
Net loss from discontinued operations	0.10	0.16	0.02	0.05
Non GAAP Basic net profit (loss) attributable to shareholders per ordinary share	$0.15	$(0.30)	$0.09	$(0.13)

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Nine months ended September 30
	2010	2009
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net profit (loss) from continuing operations	$424	$(10,424)
Adjustments required to reconcile net loss tonet cash used in operating activities:
Stock-based compensation related to options and shares issuedto employees and others	2,754	2,886
Gain on sale of property and equipment	(11)	(4)
Amortization of intangible assets	431	766
Depreciation	1,106	1,038

Accrued severance pay, net	117	(96)
Accrued interest on short term investments and linkage differences on long-term loans	7	-
Decrease in deferred tax liability	(27)	(62)
Decrease (increase) in trade receivables, net	615	(1,222)
Decrease (increase) in other receivables and prepaid expenses	31	(288)
Increase in inventories	(1,597)	(367)
Increase (decrease) in trade payables	(2,564)	232
Increase (decrease) in other current liabilities	(6,598)	438
Net cash used in continuing operating activities	(5,312)	(7,103)

Cash flows from investing activities

Purchase of property and equipment	(2,265)	(2,693)
Purchase of available-for-sale securities	(4,487)	(514)
Proceeds from maturity of available-for-sale securities	1,831	1,418
Other, net	21	19
Net cash used in continuing investing activities	(4,900)	(1,770)

Cash flows from financing activities
Increase in short-term bank credit, net	130	1,148
Proceeds from long-term bank loans	4,282	1,437
Repayment of long-term bank loans	(740)	(388)
Payments to acquire treasury shares	(997)	-
Proceeds from receipt on account of shares and exercise of options andwarrants, net	43	510
Net cash provided by continuing financing activities	2,718	2,707

Cash flows from discontinued operations
Net cash used in discontinued operating activities	(2,357)	(2,754)
Net cash provided by discontinued investing activities	1,716	-
Total net cash used in discontinued activities	(641)	(2,754)
Effect of exchange rate changes on cash	(54)	105

Decrease in cash and cash equivalents	(8,189)	(8,815)
Cash and cash equivalents at the beginning of the period	26,884	27,196

Cash and cash equivalents at the end of the period	18,695	18,381